UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*


                         AMCOL International Corporation

                                  Common Stock

                                     02341W




     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

CUSIP No. 025168-10-5 13G               Page 2 of 5 Pages
                                      13G



 1        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William D. Weaver

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


          Not Applicable                          (a)



 3        SEC USE ONLY



 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                   5        SOLE VOTING POWER
                                            513,832
            NUMBER OF
             SHARES
          BENEFICIALLY             6        SHARED VOTING POWER
           OWNED BY                         2,229,534
             EACH
           REPORTING               7        SOLE DISPOSITIVE POWER
            PERSON                                513,832
             WITH
                                   8        SHARED DISPOSITIVE POWER
                                            2,229,534

 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,893,366

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          14.8%

12        TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                  AMCOL International Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  One North Arlington
                  1500 West Shure Drive
                  Arlington Heights, Illinois  60004-1434

Item 2(a).        Name of Person Filing:

                  William D. Weaver

Item 2(b).        Address of Principal Business Office, or if none, Residence:

                  One North Arlington
                  1500 West Shure Drive
                  Arlington Heights, Illinois  60004-1434

Item 2(c).        Citizenship

                  United States

Item 2(d).        Title of Class Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  02341W

Item 3.  Not Applicable

Item 4.  Ownership:

     (a)      Amount Beneficially Owned:         2,893,366

     (b)      Percent of Class:                  14.8%

     (c)      Number of shares as to which such person has:

     (i)     sole power to vote or to direct the vote....................513,832

     (ii)    shared power to vote or to direct the vote............... 2,229,534

     (iii)   sole power to dispose or to direct the disposition of.......513,832

     (iv)    shared power to dispose or to direct the disposition of.. 2,229,832

Item 5.  Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

     Of the 2,893,366 shares beneficially owned by the Reporting Person, 211,700 are held by Virginia O. Weaver, wife of the Reporting Person; of such 211,700 shares, 150,000 shares are held directly, 31,700 shares are held by her as Trustee for the Cipriano Trust; and 30,000 shares are held by her as Trustee for the William Osborne Trust. 11,000 shares are held by the Reporting Person as trustee for the Weaver Family Remainder Charitable Unitrust. 2,167,834 shares are held by the Reporting Person as Co-Trustee for the Paul Bechtner Trust.
     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.  Notice of Dissolution of Group:

                  Not Applicable.

Item 10. Certification:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     February 13, 1997
                                                     Date


                                                          /s/
                                                     William D. Weaver